Richard J. Nicholas Senior Vice President – Chief Financial Officer

December 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Re:	Avangrid, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 10, 2017
Form 8-K Filed October 24, 2017
File No. 1-37660

Dear Mr. Thompson:

Reference is made to your letter dated December 19, 2017 to Richard Nicholas, Senior Vice President – Chief Financial Officer of Avangrid, Inc. (“we” or the “Company”) setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the above-referenced filings (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibits 31.1 and 31.2

1.	The certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting and do not include paragraph 4(b) referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017. Please file amendments to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Response:

We acknowledge the Staff’s comment and have filed amendments to the quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, and an amendment to the annual report on Form 10-K for the year ended December 31, 2016, that include the corrected certifications containing the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

180 Marsh Hill Road, Orange, 06477

Phone 203.499.2399, Fax 203.499.3664

www.avangrid.com, richard.nicholas@avangrid.com

An equal opportunity employer

Form 8-K Filed October 24, 2017

Exhibit 99.1

Outlook-Estimated EPS, page 4

2.	We note your disclosure of forward looking Adjusted EPS for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

Response:

We acknowledge the Staff’s comment and will revise future filings accordingly.

* * *

If you have any further questions regarding our responses to your comments, please contact me at 203-499-2399.

Sincerely,

/s/ Richard J. Nicholas
Richard J. Nicholas Senior Vice President – Chief Financial Officer, Avangrid, Inc.

cc:	Yolanda Guobadia, Staff Accountant, U.S. Securities and Exchange Commission
James P. Torgerson, Chief Executive Officer, Avangrid, Inc.
Daniel Alcain, Senior Vice President – Controller, Avangrid, Inc.
R. Scott Mahoney, Senior Vice President – General Counsel